EXHIBIT 99.46

News Release, regarding 2005 second quarter results, announced November 9, 2004

AnorMED Inc. 200 - 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED ANNOUNCES FISCAL 2005 SECOND QUARTER RESULTS AND
UPCOMING KEY EVENTS

For Immediate Release:

                    November 9, 2004

Vancouver, British Columbia - AnorMED Inc. (TSX:AOM) today reported financial results for its second quarter ended September 30, 2004. AnorMED recorded a net loss of $6,584,000 ($0.21 per common share) in this quarter. This is in comparison to the net losses incurred in the second fiscal quarter of 2004 of $4,212,000 ($0.16 per common share) and in the previous quarter, ended June 30, 2004 of $3,814,000 ($0.12 per common share).

Revenue for this quarter consisted of a modest payment from one of the Company's Hynic linker agreements. Following the end of the quarter, on October 27, 2004, Shire Pharmaceuticals Group plc received FDA approval of FOSRENOL™ which triggered their obligation to make a milestone payment to AnorMED of U.S.$18,000,000 within 30 days of the approval.  Further regulatory approvals for FOSRENOL are expected to generate additional milestone payments from Shire of U.S.$6,000,000 upon approval in the relevant E.U. countries and U.S.$6,000,000 upon approval in Japan.  In the first quarter of Fiscal 2005, AnorMED reported revenue of $2,310,000 from licensing NX473 to NeoRx Corporation.

Contract research expenditures of $1,554,000 were included in research and development expense this quarter. These expenses were almost identical to the previous quarter but were 69% higher than the second quarter of Fiscal 2004.  Progress in the Company's clinical programs for AMD3100 and AMD070 comprised the majority of the increase in the expenses year over year.  Recruitment in four ongoing Phase II trials for AMD3100 was steady this quarter.  One Phase II trial is complete, and an additional six Phase II trials have sites preparing for recruitment in the third quarter of Fiscal 2005. In addition, AnorMED expects to start enrolling patients in the Phase III clinical trials by the fourth fiscal quarter of 2005. Planned enrolment for this trial is approximately 600 patients over the next two fiscal years. The rate of recruitment in this clinical program will directly impact the level of expenditures, and consequently, AnorMED expects its research and development expenses to increase over the next several quarters.  In anticipation of the Company's clinical progress, AMD3100 drug substance manufactured in the first quarter ended June 30, 2004 is now being further formulated and packaged into drug product via a third party contractor.

AnorMED has also developed and manufactured AMD070 drug substance with an improved salt formulation to improve stability this quarter.  This batch will incur further analytical and stability testing costs prior to its release and further formulation development. This, along with transfer and validation of analytical methods, will take place in the second half of Fiscal 2005.

Patent expenses included in research and development costs of approximately $300,000 were incurred this quarter in support of a national entry stage filing of the PCT (world patent) application for the AMD070 patent.  There are no more patents scheduled for this level of filing for the remainder of this fiscal year and there were none in the comparative quarter of the last fiscal year.

General and administrative expenses increased by 64% when compared to the second fiscal quarter of 2004 and increased 27% over the first fiscal quarter of 2005. The Company has started health economics studies as part of the preliminary pre-marketing activities for AMD3100.  Investor relations expenses have increased due to the cost of preparing the supporting public documents that meet the increased regulatory requirements and were provided to investors for the Company's Annual and Special General Meeting that was held during the quarter.  The Company will be required to add appropriate resources to achieve its goals while negotiating an increasingly complex regulatory environment and this will result in increased general and administrative expenses.

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AOM Q205 11/09/04

Amortization expenses are lower this quarter than in other quarters because the Company has assets that are now fully depreciated.  Although AnorMED has increased capital expenditures, they are not expected to lead to a substantial change in amortization expense this fiscal year.

Interest income was reduced this quarter compared to the second fiscal quarter of 2004 due to lower interest rates, even though the average cash balance over the quarter this year was approximately 25% higher than last year.

The initial fair value of the NeoRx common shares we received as a partial payment for a licensing milestone last quarter decreased during the period and the investment was restated to reflect the current market value. This resulted in a $153,000 write-down this quarter compared to a write-down of  $639,000 in the first quarter of Fiscal 2005.

Capital expenditures of $375,000 were made during this quarter.  This is higher than the $94,000 spent in the comparable quarter of Fiscal 2004.  The capital expenditures this quarter included new laboratory equipment and office renovations to accommodate the addition of resources to our clinical department to assist with the development of AMD3100.

Cash, cash equivalents, and short-term investments were $55,365,000 at September 30, 2004 as compared to $61,478,000 at June 30, 2004. Following the quarter's end, approval of FOSRENOL triggered a U.S.$18 million payment obligation from Shire to AnorMED.  This payment, combined with the current cash on hand, as well as expected interest income, is estimated to be sufficient to fund the Company's operations into Fiscal 2007.

Recent Events

•

Expanded AMD3100 clinical program to include key transplant centers in Canada and Europe and initiated studies in other types of cancer

•

FOSRENOL approval in the U.S. triggered a U.S.$18 million milestone payment obligation from Shire to AnorMED

•

Held a positive End of Phase II meeting for AMD3100 with the FDA

•

Submitted a Special Protocol Assessment (SPA) for AMD3100 to the FDA

Upcoming Milestones

•

Initiate Phase Ib/IIa trial for AMD070 in HIV in collaboration with the U.S. Adult AIDS Clinical Trials Group (ACTG)

•

Present additional Phase II trial data on AMD3100 at the American Society of Hematology (ASH) meeting, December 4-7, 2004, San Diego, CA

•

Initiate two pivotal Phase III trials for AMD3100 in stem cell transplant for cancer patients

•

Initiate clinical program of AMD3100 in cardiac tissue repair

•

Select lead CCR5 HIV entry inhibitor candidate

•

Establish preliminary efficacy of AMD070 in HIV patients

AnorMED's risks and uncertainties are discussed in further detail in the "Management's Discussion and Analysis of Financial Condition and Operations" portion of its 2004 Annual Report and in its Annual Information Form dated July 23, 2004 and remain substantially unchanged. Both the 2004 Annual Report and Annual Information Form are available on www.sedar.com

The unaudited interim financial statements presented here have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information.

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AOM Q205 11/09/04

BALANCE SHEETS

(In thousands of Canadian dollars)	As at September 30	As at March 31
	2004	2004
	(unaudited)	(audited)
ASSETS
Current assets
Cash and cash equivalents	$21,159	$40,608
Short-term investments	34,206	25,012
Accounts receivable	337	352
Prepaid expenses	588	565
Current portion of security deposit	150	150
	56,440	66,687
Security deposit	100	100
Property and equipment, net	2,970	2,930

	$59,510	$69,717

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$3,012	$3,668
Shareholders' equity
Share capital
Issued and outstanding:
Common shares – 31,812,756	153,713	153,452
(March 31, 2004 – 31,740,148)
Additional paid-in capital	987	401
Accumulated deficit	(98,202)	(87,804)
	56,498	66,049
	$59,510	$69,717

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AOM Q205 11/09/04

STATEMENTS OF OPERATIONS

(in thousands of Canadian dollars)	For the three months ended September 30		For the six months ended September 30
(unaudited)	2004	2003	2004	2003
		(restated)		(restated)
Revenue
Licensing	$11	$-	$2,321	$34
Expenses
Research and development (note 1)	4,821	3,229	9,081	6,858
General and administrative (note 1)	1,717	1,066	3,064	2,590
Amortization (note 1)	225	295	450	584
	6,763	4,590	12,595	10,032
	(6,752)	(4,590)	(10,274)	(9,998)
Other income (expense)
Interest and other income	321	378	668	807
Other expenses	(153)	-	(792)	-
	168	378	(124)	807
Net loss	$(6,584)	$(4,212)	$(10,398)	$(9,191)
Loss per common share	$(0.21)	$(0.16)	$(0.33)	$(0.35)
Diluted loss per common share	$(0.21)	$(0.16)	$(0.33)	$(0.35)

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of Canadian dollars, expect share amounts)	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total shareholders' equity
(unaudited)

Balance at March 31, 2004	31,740,148	$153,452	$ (87,804)	$ 401	$ 66,049
Issued for cash	450	3			3
Issued on exercise of options	15,800	66		(15)	51
Stock-based compensation				230	230
Net loss			(3,814)		(3,814)

Balance at June 30, 2004	31,756,398	153,521	(91,618)	616	62,519
Issued for cash	10,860	48			48
Issued on exercise of options	45,498	144		(3)	141
Stock-based compensation				374	374
Net loss			(6,584)		(6,584)

Balance at September 30, 2004	31,812,756	$153,713	$ (98,202)	$ 987	$ 56,498
	Common shares	Amount	Accumulated deficit	Additional paid-in capital	Total Shareholders' equity
(unaudited)

Balance at March 31, 2003	25,721,848	$125,774	$ (70,273)	$ 16	$ 55,517
Issued for cash	3,100	7			7
Stock-based compensation				113	113
Net loss (restated)			(4,979)		(4,979)

Balance at June 30, 2003	25,724,948	125,781	(75,252)	129	50,658
Stock-based compensation				78	78
Net loss (restated)			(4,212)		(4,212)
Balance at September 30, 2003	25,724,948	$125,781	$ (79,464)	$ 207	$ 46,524

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AOM Q205 11/09/04

STATEMENTS OF CASH FLOWS

(In thousands of Canadian dollars)	For the three months ended September 30		For the six months ended September 30
(unaudited)	2004	2003	2004	2003
		(restated)		(restated)
Cash provided by (used in):

Operations:
Net loss	$(6,584)	$(4,212)	$(10,398)	$(9,191)
Items not involving cash:
Amortization	225	295	450	584
Loss on disposal of property and equipment	4	—	7	—
Loss on revaluation of investments	153	—	792	—
Compensatory stock options	374	78	604	191
Changes in non-cash operating working capital:
Accounts receivable	51	(39)	15	(109)
Prepaid expenses	(40)	(103)	(23)	41
Accounts payable and accrued liabilities	43	(688)	(656)	(859)

	(5,774)	(4,669)	(9,209)	(9,343)
Investments:
Net sale (purchase) of short-term investments	(6,306)	(4,976)	(9,986)	47,894
Purchase of property and equipment	(375)	(94)	(497)	(181)
	(6,681)	(5,070)	(10,483)	47,713
Financing:
Decrease in capital lease obligations	—	(36)	—	(71)
Issuance of shares, net of share issue costs	189	—	243	7
	189	(36)	243	(64)

Increase (decrease) in cash and cash equivalents	(12,266)	(9,775)	(19,449)	38,306
Cash and cash equivalents, beginning of the period	33,425	49,114	40,608	1,033

Cash and cash equivalents, end of the period	$21,159	$39,339	$21,159	$39,339

Note to interim financial information

1. CHANGES IN ACCOUNTING POLICIES

a) Stock-based compensation

The Company adopted a change in accounting for employee stock-based awards for the year ending March 31, 2004.  In accordance with the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments, compensation expense has been recognized prospectively for stock-based awards made to employees beginning April 1, 2003.  The transitional provisions outlined by CICA Section 3870, whereby all options granted, modified or settled since April 1, 2003 be recorded as compensation expense using the fair value method, are utilized in this calculation.  Prior to the adoption of this method, the Company disclosed the pro forma effect of accounting for stock options awarded to employees under the fair value method.  As the change was implemented in the third quarter of Fiscal 2004, the first and second quarter figures for Fiscal 2004 have been restated, resulting in an increase in research and development expense of $55,000 and $136,000 and in general and administrative expense of $19,000 and $46,000, in the comparative financial statements for the respective three and six month periods.

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AOM Q205 11/09/04

b) Patents

    Effective April 1, 2003, the Company changed its accounting policy regarding the capitalization of amounts related to the initial patent costs associated with the protection of intellectual property to the expensing of all patent costs in the period in which they are incurred.  The costs included in this change are those associated with the filing and prosecution of patents in domestic and international jurisdictions.  As the change was implemented in the third quarter of Fiscal 2004, the first and second quarter figures for Fiscal 2004 have been restated, resulting in a decrease in amortization expense of $65,000 and $127,000 and an increase in research and development expense of $154,000 and $391,000, in the comparative financial statements for the respective three and six month periods.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology.  Information on AnorMED Inc. is available on the Company's website: www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  The Company does not expect to update forward-looking statements continually as conditions change.  Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Annual Information Form filed with securities regulatory authorities dated July 23, 2004.

TELECONFERENCE CALL NOTIFICATION: Tuesday, November 9, 2004 4:30 pm EST / 1:30 pm PST

On Tuesday, November 9, 2004, AnorMED Inc. will host a teleconference call at 4:30 pm EST (1:30 pm PST).  To participate in the teleconference please dial, 1-800-670-3540 in Canada and the U.S. or 1-212-748-2812 Internationally before 4:30 pm EST.  This call will be taped, available one hour after the teleconference, and on replay until December 9, 2004.  To hear a complete replay, please call 1-800-558-5253.  The reservation number required for access is 21212143.  This call will also be webcast from AnorMED's website at www.anormed.com.

For further information: Elisabeth Whiting, M.Sc. Sr. Director, Corporate Development & Communications Tel: 604-530-1057 e-mail: ewhiting@anormed.com	W.J. (Bill) Adams, C.A. Chief Financial Officer Tel: 604-530-1057 e-mail: info@anormed.com